UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Simon Worldwide, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

828815100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 January 29, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 828815100

1	NAME OF REPORTING PERSON EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,341,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,341,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,341,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 828815100

1	NAME OF REPORTING PERSON MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,341,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,341,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,341,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 828815100

1	NAME OF REPORTING PERSON ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,341,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,341,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,341,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 828815100

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 2.                   Identity and Background.

Item No. 2 is hereby amended to add the following:

Meron Mann ceased to be a member of the Section 13(d) group and, accordingly, a Reporting Person following the Issuer's 2007 annual meeting on July 19, 2007. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.                   Source and Amount of Funds or Other Consideration.

Item No. 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price, including commissions, of the 2,341,101 shares of the Issuer’s Common Stock purchased by Everest and reported in this Schedule 13D is $710,117 (including all brokers’ commissions).  The shares of Common Stock reported herein were purchased with Everest’s working capital.

Item 4.                   Purpose of Transaction.

Item No. 4 is hereby amended to include the following:

On February 1, 2008, Everest delivered a letter to the Issuer voicing its disappointment over the apparent lack of progress concerning the non-binding recapitalization proposal whereby holders of the Issuer’s Series A1 Senior Cumulative Participating Convertible Preferred Stock (the “Preferred Stock”) are to be converted into shares of Common Stock of the Issuer (the “Recapitalization Proposal”) that was approved by stockholders at the Issuer’s 2007 annual meeting.

A copy of the letter is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.                   Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

5(a)           As of February 1, 2008, the Reporting Persons may be deemed to own beneficially 2,341,101 Shares which constitutes approximately 14.4% of the 16,260,324 outstanding shares of the Common Stock (based upon the number of shares that were reported to be outstanding as of November 2, 2007 in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2007).  MEFM, by virtue of its status as the general partner of Everest, may be deemed to own beneficially the Shares held by Everest.  Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to own beneficially the Shares held by Everest.  MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

CUSIP NO. 828815100

Item 5(c) is hereby amended to include the following:

5(c)           Transactions by the Reporting Persons in the Shares of the Issuer during the past 60 days:

Everest Situations Fund L.P. Transactions

Date Purchase / Sale	Price ($)	No. of Shares Purchased / (Sold)

01/29/08	0.4000	15,000
01/30/08	0.3800	5,000
01/30/08	0.4000	2,000
01/31/08	0.3600	5,369

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Persons have terminated the Joint Filing and Solicitation Agreement, dated as of June 6, 2007.

On February 1, 2008, Everest, MEFM and Elchanan Maoz (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.                   Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Joint Filing Agreement, dated February 1, 2008, by and among Everest, Maoz Everest Fund Management Ltd. and Elchanan Maoz.

Exhibit 99.2	Letter dated February 1, 2008 from Elchanan Maoz to the Issuer.

Exhibit 99.3	Power of Attorney

CUSIP NO. 828815100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008

EVEREST SPECIAL SITUATIONS FUND L.P.

	By:	Maoz Everest Fund Management Ltd.,
General Partner

	By:	/s/ Shlomit Oren
Shlomit Oren
As Attorney-In-Fact for Elchanan Maoz,
Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By:	/s/ Shlomit Oren
Shlomit Oren
As Attorney-In-Fact for Elchanan Maoz,
Chairman and Chief Executive Officer

/s/ Shlomit Oren
SHLOMIT OREN
As Attorney-In-Fact for Elchanan Maoz